Free Writing Prospectus	Filed pursuant to Rule 433
Filed on August 26, 2026	Registration Statement Nos. 333-291571 and 333-273783

Oesterreichische Kontrollbank Aktiengesellschaft

US$1,000,000,000 4.375% Guaranteed Global Notes due 2031

FINAL TERM SHEET

August 26, 2026

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ (stable) by S&P Global Ratings and Aa1 (negative) by Moody’s Ratings[1]

Principal Amount:	US$1,000,000,000

Pricing Date:	August 26, 2026

Closing Date:	September 2, 2026 (T+5)

Maturity Date:	September 2, 2031

Redemption Price at Maturity:	100.000%

Interest Rate:	4.375% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	March 2 and September 2 of each year

First Interest Payment Date:	March 2, 2027

Reoffer Spread:	7.2 bps over 4.375% US Treasury due July 31, 2031, such Treasury security yielding 4.380% semi-annually

Price to Public/Issue Price:	99.658%

Underwriting Commissions:	0.125%

Proceeds to OeKB:	99.533%

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Underwriters:	Barclays Bank Ireland PLC, BofA Securities Europe SA, HSBC Bank plc and J.P. Morgan SE

ISIN:	US676167CU16

CUSIP:	676167 CU1

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about September 2, 2026, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any date prior to one business day before delivery will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on any date prior to one business day before delivery should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/202811/000119312525299147/d847946d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank Ireland PLC at +1-888-603-5847, BofA Securities Europe SA at +1-800-294-1322, HSBC Bank plc at +44-20-7991-8888 or J.P. Morgan SE at +1-212-834-4533.

Notice by certain Underwriters to Distributors regarding MiFID II Product Governance Rules

Each of Barclays Bank Ireland PLC, BofA Securities Europe SA and J.P. Morgan SE, acting in their capacity as manufacturers of the Notes (in such capacity, the “Manufacturers”) within the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”), hereby informs prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Manufacturers in respect of the Notes in accordance with the product governance rules under MiFID II has led the Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Manufacturers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

Notice by certain Underwriters to Distributors regarding UK MiFIR Product Governance Rules

HSBC Bank plc, acting in its capacity as a manufacturer of the Notes (in such capacity, the “UK Manufacturer”) within the meaning of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”), hereby informs prospective distributors for the purpose of the UK MiFIR Product Governance Rules that the target market assessment made by the UK Manufacturer in respect of the Notes in accordance with the UK MiFIR Product Governance Rules has led the UK Manufacturer to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the UK Manufacturer’s target market assessment; however, a distributor subject to UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturer’s target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

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